Bioheart, Inc.

13794 NW 4th Street, Suite 212,

Sunrise, Florida 33325

October 24, 2012

VIA EDGAR

Jim B. Rosenberg

Senior Assistant Chief Accountant United States

Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549

Re:

Re: Bioheart, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed April 12, 2012

Form 10-Q for the Quarterly Period Ended June 30, 2012

Filed August 14, 2012

File No. 001-33718

Mr. Rosenberg:

Bioheart, Inc., a Florida corporation (the "Company"), hereby files this correspondence and states as follows:

Per our discussion, the Company shall respond to your comments of October 12, 2012 on or before twenty business days following October 12, 2012.

If you have any questions, please call me at (954) 835-1500.

Very truly yours,

/s/ Mike Tomas

Mike Tomas

Chief Executive Officer